UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

TerrAscend Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

88105E108

(CUSIP Number)

February 9, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 5

CUSIP No. 88105E108

1.	Names of Reporting Persons. Michael Hermiz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: USA

	5.	Sole Voting Power: 14,044,680
Number of
Shares
Beneficially	6.	Shared Voting Power: N/A
Owned by
Each
Reporting	7.	Sole Dispositive Power: 14,044,680
Person
With:
	8.	Shared Dispositive Power: N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,044,680

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9): 5.1%*

12.	Type of Reporting Persons (See Instructions): IN

*The percentage is calculated based upon total outstanding number of Common Shares of 273,365,573, as of February 23, 2023, as disclosed by the Issuer to the Reporting Person.

Schedule 13G	Page 3 of 5

Item 1. (a)	Name of Issuer: TerrAscend Corp.

Item 1. (b)	Address of Issuer's Principal Executive Offices: 3610 Mavis Road, Mississauga, Ontario Canada A6 L5B 4A7

Item 2. (a)	Name of Person Filing:

This Schedule 13G is being filed by Michael Hermiz, an individual, with regard to Common Shares of TerrAscend Corp., a corporation organized under the laws of Ontario (the “Issuer”).

Item 2. (b)	Address of Principal Business Office or, if none, Residence:

The address of Michael Hermiz is located at:

3663 Piccadilly Drive, Rochester Hills, MI 48309

Item 2. (c)	Citizenship: Mr. Hermiz is a citizen of the USA.

Item 2. (d)	Title of Class of Securities: Common Stock

Item 2. (e)	CUSIP Number: 88105E108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

Schedule 13G	Page 4 of 5

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Michael Hermiz --14,044,680

(b)	Percent of class:

Michael Hermiz -- 5.1%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Michael Hermiz -- 14,044,680

(ii)	Shared power to vote or to direct the vote: N/A

(iii)	Sole power to dispose or to direct the disposition of:

Michael Hermiz -- 14,044,680

(iv)	Shared power to dispose or to direct the disposition of: N/A

*The percentage is calculated based upon total outstanding number of Common Shares of 273,365,573, as of February 23, 2023, as disclosed by the Issuer to the Reporting Person.

Schedule 13G	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2023

Michael Hermiz

By:	/s/ Michael Hermiz
Michael Hermiz, Individually